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October 5, 2010

CNBC Closing Bell – Rob Kapito/Maria Bartiromo

we want to show you the live picture right now. the house is beginning debate on the undervalued foreign currency issue. one hour of debate followed by a likely 15-minute vote and the final vote about 6:00 p.m. tonight. the house is debating the china currency bill to be followed by that vote. we’ll bring you any details as they become available.

Maria Bartiromo>>> meanwhile, gold, one of the stories of the day, continuing to rally. investment firm BlackRock is making the most of the trade. BlackRock’s i-shares up. the gold ETF has more than $4 billion in assets since august 2009, those assets have grown some 70%. just moments ago, BlackRock’s president Robert Kapito rang the closing bell here in honor of changes they made to their gold ETF. joining me now, BlackRock’s president, Robert kapito. great to have you on the program. thanks for joining us. let’s talk about the changes. you rang the closing bell. looking at this gold ETF. what changes are you making in the gold ETF?

Rob Kapito >> we think gold’s a good safe haven investment especially when people are very nervous about the markets, which they seem to be right now. And the ETF, especially the ishares gives a lot of our clients access into the commodity area which is harder to get exposure to. This is one of our ways of bringing a product to market that our clients can invest in, diversify in.

MB>> An enormous amount of assets have gone into this fund. So what is behind the demand in your view? Clearly central bankers have legitimized this trade. buying so much gold. Is it a fear trade?

RK>> Part of it is supply/demand. Central banks are net buyers, not net sellers, which is sort of different.

MB>> If you take a look since 2001, gold has returned about 17% a year. So it actually is a very good long-term investment.

RK>> When you are looking at bond rates where they are today, clients are looking to get exposure into something that they feel comfortable with and gold is proven to be a very good investment. As you said up 17% or 18% this year already. year over year it’s up about 30% and i know it hit a new high today. 1310. but if you adjust this for inflation, gold can actually go up in the 2,000 area. it’s very possible.

MB>> but there are concerns out there that gold backed ETFs could be at risk because it’s backed by the actual commodity. you actually brought a gold bar with you.

RK>> I did. i brought a 400-ounce block of gold. that’s worth about $500,000 right there. we have a few people watching it here as well. Not for your goody bag though.

MB>> I went to the New York fed and saw the gold vault. it’s extraordinary.

RK>> we’re the only ETF that has physical delivery of gold. so when you buy our ishares you actually have gold that’s right behind that. the full amount of gold. no allocation. that is your gold. so this is a good way to get exposure.

MB>> you’re funny. not for the goody bag. gold is obviously a big part of your business. it’s been an enormous success story for you. but you’re talking about 3 trillion in assets under management at BlackRock. where are the other hot spots. how do you allocate money today. let’s talk about trends your clients are seeing.

RK>> we’re very bullish on the stock market. we think that dividend paying stocks are still a good way to go. there some are very good stocks out there to buy. asset allocation in stocks is very important. we think a lot of companies are sitting with a lot of cash as you all know. they are buying back stock. they are raising their dividends and they are waiting to hear what the rules are going to be before they go and spend that money. right now is a really good time. and i think the stock market can go up no matter what happens in the bond market. and the bond side of things, of course, our clients are worried about the fed’s next move. rates are very low. people cannot live off of the income that they are earning. and two-thirds of the investable cash going forward in the united states is going to be owned by retirees or near retirees. they need income. so rates at this level are very problematic. and that’s why they are looking for a better asset allocation and commodities may make sense at this point in time. when you see that end market demand in commodities. So we’re looking for something to provide some income. we’re staying shorter on the curve because we are very nervous about the next move in bonds. we are — we in fact, launched three new ETFs today here. china, philippines and brazil because everyone knows there are opportunities in the emerging markets. they are at surpluses. their gdp will be larger than ours. there are opportunities in those markets. so i would say in kweets with more exposure to emerging markets. staying shorter on the yield curve until we get clarity as to what the fed is going to do and some exposure to hard assets like commodities.

MB>> and those international markets, that’s been the story for a long time. emerging markets is where the growth is. that’s where the money flow has been going. your still seeing that kind of interest from institutional clients in places like brazil and asia?

RK>> it’s access. how do they get access to it. and a lot of people are going into more of a passive strategy. first until they can understand the markets better and then look for active managers who can add more alpha. we’re seeing a lot of the institutional interest in this. people have moved from their allocation — and i would say over the last year and a half have doubled their allocation. their allocation to emerging markets was fairly small. even doubling that is not a big statement. i think that actually could double again. and it’s all about performance. so z to see those markets perform. everybody likes to talk about india and china. but let’s see the returns from there. if the returns show then we’ll have more people that will be interested in them.

MB>> what do you want to be avoiding here? you mentioned the bond market. this is the area so many are talking about, the potential of a bubble. what is going to turn it around, though? even though a lot of people say it’s a bubble, we’re still seeing people opt for the safety of bonds, even though they are getting nothing. the rate is so low as opposed to coming into the stock market. the retail investor missing in action and equities.

RK>> people say it’s a bubble. i think you have to have patience here. it’s a little hard to have patience when you are getting a very low rate of income. but you have to have patience here. until we clarify the rules that come out of washington, until the fed is clear, until we get a little bit more insight into the real estate market, i think you have to be patient here. the number one asset people own is their home. if you don’t know what your home is worth, you don’t know what your net worth is. so, therefore, you are nervous. so you start to save. and a lot of people have taken the stimulus and paid down their debt. this credit doesn’t come back into the marketplace. so this is a very precarious situation. you have to be patient here. be diversified. go after the high dividend companies that are stable companies that have very, very good products. the basic investing. stay short in the yield curve. get a little exposure to commodities and wait and be patient here.

MB>> the dividend players. do you see any change in terms of the interest in the dividend payers? you’ve gotten a lot of assets under management. money moving into some of the dividend ETFs. the dividend player. do you see that changing if interest rates go higher on dividends?

RK>> yes, but there’s still such a spread between interest rates and the dividends. some of the dividends of 3% to 5%. we have a long way to go until you have to worry about that. stay with the high quality companies with the dividends, and i think, for now, that you’ll be safe and prepared and have cash ready to move.

MB>> is the biggest catalyst the midterm elections in your view?

RK>> this is a big question. i think there’s a lot of concern about who is going to control the house. and what the rules are going to be. now we’ve got some — we needed so regulation. we have regulation, but we don’t know what’s under the covers. so people are still going to have to debate this. it’s going to be a good debate. and i also think that shareholders have to vote. shareholders have to have an opinion. and i also think in washington, we all have to be there. having a voice. talking about what we think is good to be a good fiduciary for our clients. the time now is to have a voice to our regulators. and i think that some good rules will come out of this.

MB>> Robert, good to have you on the program. Robert kapito of BlackRock. and you brought a gold bar for the goody bag.

RK>> and i’m taking it with me.